Mail Stop 4561

March 4, 2010

Edward L. Donnelly, Jr.
Chief Executive Officer
DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

        Re: **DynaVox Inc.**
                    Amendment No. 1 to Registration Statement on Form S-1
                    Filed on February 16, 2010
                    File No. 333-164217

Dear Mr. Donnelly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated February 1, 2010.

General

1.   We note your response to prior comment 6. To the extent that you have no or only circumstantial support for statements made in your prospectus regarding your target market and market position, please characterize these statements as your beliefs.

Offering Transactions, page 29

2.   We note your response to prior comment 13 and your revised disclosures on page 31 where you indicate that the post-offering organizational structure allows the existing owners to retain their equity ownership in DynaVox Systems Holdings LLC, an entity that is not taxable as a corporation for U.S. federal income tax purposes. Please enhance this disclosure to highlight whether the existing owners will continue to be responsible for their allocable shares of any federal income tax obligations arising from the operations of DynaVox Systems Holdings LLC.

3.   We note your response to prior comment 14 and your revised disclosures on
        page 30 where you indicate that the company will be entitled to a proportionate
        share of the existing tax basis of the tangible and intangible assets of DynaVox
        Systems Holdings LLC. Revise to disclose the proportionate share to be held by
        both DynaVox Inc. and DynaVox Systems Holding LLC immediately following
        this offering.

Unaudited Pro Forma Consolidated Financial Information, page 38

4.   We note that prior to this offering, Holdings LLC will make a $10 million
        distribution to existing owners with funds borrowed from the senior secured credit
        facility and that the proceeds from the offering will be used to repay amounts
        outstanding under the senior secured credit facility. Similarly, we note that you
        intend to use proceeds to purchase newly-issued New Holding Units from
        Holdings LLC and cause Holdings LLC to use such proceeds to repay outstanding
        indebtedness. Accordingly, the distribution to existing owners and the repayment
        of outstanding debt would appear to have been paid been paid out of the offering
        proceeds. As a result, please revise to include the pro forma per share data (for
        the latest year and interim period) giving effect to the number of shares whose
        proceeds will be used to pay such distributions. We refer you to SAB Topic 1.B.3
        and Rules 11-01(a)(8) and 11-02(b)(7) of Regulation S-X.

5.   We note from the disclosures in footnote (1) to the pro forma statements of
        income that as a result of the Offering Transaction, certain management units will
        be subject to accelerated vesting. Tell us which management units, including the
        total number of units, will vest upon this Offering. In this regard, it appears from
        your disclosures in Note 13 that at the time of sale of the company, all unvested
        Class B, E and W common units will automatically vest. Please clarify if these
        units were included in your pro forma footnote disclosures. Also, it appears that
        the Class X, Y and Z and any unvested Class C and Class D units will vest "if
        various levels of returns are achieved for Class A unit holders." Please explain
        and revise your disclosures to describe the return levels that must be met in order
        for these units to vest. Further, tell us whether you included these units in your
        pro forma assumptions and if so, tell us how you determined the vesting of such
        units is factually supportable.

6.   Also, tell us how you considered Rule 11-02(b)(6) of Regulation S-X in
        concluding that the adjustment for additional compensation expense that will be
        recognized upon vesting of these management units should be included in your
        pro forma income statement. In this regard, specifically address how you
        determined the expense will have a continuing impact on the company.
        Alternatively, remove this item from your pro forma adjustment column and

include such information as a footnote disclosure only to the unaudited pro forma statements of income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Equity-Based Compensation, page 68

7.   We note your response to prior comment 27. Your disclosures regarding equity-based compensation in your critical accounting policies should be significantly enhanced to include a discussion regarding how you determined the Grant Date Value Per Unit for units issued in fiscal 2009 and to date, in fiscal 2010. At a minimum, your disclosures should include the following:

- A discussion regarding when you perform your valuations in relation to when the units are issued (i.e. contemporaneous, retrospective, etc.).
- Discuss methodologies used to determine the grant date fair value (i.e. income approach, market approach, etc.) and how you weight these methodologies. To the extent that the weighting changed, then explain the reasons for such changes.
- A discussion regarding the significant factors considered and assumptions made in determining the fair value. To the extent the assumptions changed or varied amongst the various classes of common units, then explain the reasons for such changes and/or variances.
- Discuss each significant factor contributing to the change in the Grant Date Value Per Unit as determined on June 2008, June 2009 and December 2009. In this regard, ensure that your disclosures describe the significant intervening events within the company and changes in assumptions that explain the changes in the fair value of the common stock units up to the filing of this registration statement and in particular, the significant increase in the Grant Date Values per Unit from the June 2009 to December 2009 valuations.
- Discuss the significant factors contributing to the difference between the December 2009 valuation and the estimated fair value as determined by your underwriters. Also, tell us the estimate IPO price and when it was first communicated to the company by your underwriters. To the extent that you are discounting the fair value as determined by your underwriters, disclose the amount of such discount and tell us how you considered the proximity of the December 2009 valuation to the filing of your registration statement in determining the appropriateness of any marketability discounts.

Directors and Executive Officers, page 85

8.   We note your response to prior comment 30. Despite your response, you do not appear to have modified the disclosure in this section to provide complete biographies in all instances. Please advise, or revise your disclosure as indicated.

Composition of the Board of Directors After this Offering, page 87

9.   We note your disclosure in response to Item 401(e) of Regulation S-K, regarding the qualifications of your directors and nominees. The information you have provided appears to be a mere recitation of each person's biographical material, accompanied by a statement that the person has experience working with your company. Please provide disclosure that addresses the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve or continue to serve as a director.

Executive Compensation, page 90

10.   We note that you have not included any disclosure under Item 402(s) of Regulation S-K, regarding your compensation policies and practices as they relate to risk management. Please provide us supplementally with the analysis of your board of directors pursuant to which they determined that disclosure of this kind was not necessary.

Repurchase of Equity Held by Sunrise, page 118

11.   Provide all the information required by Item 404(a)(1)-(6) of Regulation S-K with respect to the repurchase of common units from your related person.

Principal Stockholders, page 119

12.   The information in the table and footnotes of this section is not readily legible. Consider reformatting this section in accordance with Rules 420 and 421 of Regulation C.

Shares Eligible for Future Sale, page 133

13.   We note your response to prior comment 38. Given that you have no current agreements to purchase New Holdings Units from existing owners, and that the existing owners will otherwise be equity holders of DynaVox Inc. at the time of the offering, please disclose that there are presently 53 unitholders of DynaVox Systems Holdings LLC.

14.   You state that all outstanding shares of your Class B common stock are currently owned by DynaVox Systems Holdings LLC. Please disclose when and how these shares will be distributed to your existing owners.

Underwriting, page 135

15.   We note your response to prior comment 39. If you refer to the pricing of unsold allotments or securities held in discretionary accounts after completion of the distribution, rather than activities in connection with the distribution, please state that in your disclosure. Within the parameters of Rule 430A of Regulation C, Item 501(b)(3) of Regulation S-K requires the prospectus to disclose the price to the public in the offering.

DynaVox Systems Holdings LLC Consolidated Financial Statements at and for the Years Ended July 28, 2008 and July 3, 2009

Note 8. Derivative Financial Instruments, page F-24

16.   We note from your response to prior comment 12 that you recorded a post-closing adjustment to your fiscal 2009 financial statements to properly reflect the de-designation of cash flow hedge treatment for the company's interest rate swaps. Your disclosures on page F-25 indicate that the de-designation was due to a refinancing of the underlying debt, which caused the critical terms of the hedged item and hedging instruments to no longer match. Please tell us to which debt this hedge relates and tell us when you refinanced this debt such that the hedge was no longer effective. In this regard, the disclosures in Note 5 indicate that you amended and restated the 2008 Credit Facility during fiscal 2008. If this is the hedged instrument you are referring to in Note 8 then tell us how you determined that this instrument qualified as a cash flow hedge in fiscal 2008 and how you concluded that post-closing adjustments were not also required for such period.

DynaVox Systems Holdings LLC Consolidated Financial Statements for Each of the 26-Week Periods Ended December 31, 2009 and January 1, 2010

Notes to Unaudited Condensed Consolidated Financial Statements

17.   We note from the information provided in response to prior comment 27 that during the interim period ended January 1, 2010, you issued additional common stock units to management and directors. Revise to include footnote disclosures regarding the company's equity-based compensation for the period ended January 1, 2010.

Exhibits

18.   We note your response to prior comment 42. Please file the Management Agreement as an exhibit to your registration statement, or tell us specifically why you believe it is not required to be filed. The termination of this agreement prior to the offering does not appear to affect the obligation to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

                                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Megan B. Akst at (202) 551-3407 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                                        Sincerely,

                                                        Mark P. Shuman
                                                        Legal Branch Chief

cc: Via facsimile: (212) 455-2502
        Joshua Ford Bonnie, Esq.
        Simpson Thacher & Bartlett LLP